FILED PURSUANT TO RULE 424(B)(3) AND RULE 424(C)
                                                     REGISTRATION NO. 333-120153

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED DECEMBER 15, 2004)

                               YM BIOSCIENCES INC.

                        12,575,218 SHARES OF COMMON STOCK

This prospectus supplement supplements and amends the prospectus dated December 15, 2004 related to the offering of up to 12,575,218 shares of YM BioSciences Inc. (the "Corporation") common stock, which may be offered from time to time by certain Selling Shareholders.

                 NUMBER OF SHARES RESERVED UNDER THE OPTION PLAN

On December 8, 2004, at the shareholders' annual meeting, the shareholders passed a resolution to increase the number of reserved shares under the Option Plan (as defined in the prospectus) to 3,500,000. Therefore, the aggregate number of common shares issuable to directors and senior officers of the Corporation and their associates under the Option Plan and any other share compensation arrangements of the Corporation may not currently exceed 3,500,000 common shares.

                      CLINICAL DEVELOPMENT OF THERACIM H-R3

In December 2004 and January 2005, the Corporation announced preliminary results of trials conducted in China and Europe on one of its products TheraCIM h-R3.

On December 21, 2004 the Corporation announced that it had been advised of the preliminary results from a randomized Phase II pivotal trial assessing the efficacy and safety of its EGF receptor monoclonal antibody, TheraCIM h-R3 (nimotuzumab), combined with radiation compared to radiation alone in locally advanced Stage 3-4, nasopharyngeal carcinoma, a subset of head-and-neck cancer. The study was conducted by the Corporation's licensor, CIMAB S.A. ("CIMAB") and Biotech Pharmaceuticals Limited, CIMAB's joint-venture partner in China.

On January 25, 2005 the Corporation announced that it had been advised by its European partner, Oncoscience AG ("Oncoscience"), that the Phase II trial in children with brain cancer (glioma) utilizing the EGF receptor monoclonal antibody (h-R3) as a monotherapy achieved the clinical milestone that permits conversion of the trial into a pivotal trial in this population. Oncoscience will conduct a new study which will be a randomized Phase III trial comparing radiation (the standard-of-care) to radiation plus h-R3 as a first-line therapy following surgery. The Corporation was advised by Oncoscience that the trial is expected to enroll 100 patients and is targeted for completion in the second quarter of 2006.

                          OUT-LICENSING OF TESMILIFENE

In addition, on January 31, 2005 the Corporation announced that it has partnered with the Shin Poong Pharmaceutical Company of Seoul, Korea to expand the development program for its lead drug, tesmilifene, into gastric cancer. The two companies will form a joint development team to oversee the development of tesmilifene in gastric cancer. Shin Poong will fully fund development costs and will provide up-front, milestone and royalty payments. In addition, Shin Poong expects to launch a bridging study in the local population in calendar 2005 in order to allow the breast cancer indication currently under study by the Corporation to be launched in Korea and other Asian countries.

                         SELLING SHAREHOLDER INFORMATION

The table on pages 103 through 105 of the prospectus, under the heading "Selling Shareholders", sets forth information with respect to the Selling Shareholders (as defined in the prospectus) and the respective number of shares and warrants beneficially owned by each Selling Shareholder that may be offered pursuant to the prospectus. By this prospectus supplement that table is deemed to be amended by deleting the address for Daniel DiPietro on page 105 and inserting in its place the following address: c/o ProMed Management Inc., 237 Park Avenue, 9th Floor, New York, New York 10017.

This prospectus supplement should be read in conjunction with the prospectus dated December 15, 2004, which is to be delivered with this prospectus supplement. You should rely only on the information contained in this prospectus supplement or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                February 22, 2005